LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and 2019

ASSETS		2020	2019
Cash	$	307,131	110,734
Accounts receivable, net		295,578	177,746
Prepaid expenses		302	2,652
Income tax receivable		38,000	-
Total current assets		641,011	291,132
Property and equipment, net		892,966	422,522
Cash surrender value of life insurance		649,853	525,649
Total assets	$	2,183,830	1,239,303
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	276,528	223,445
Current portion of lease liabilities		168,033	167,640
Current portion of paycheck protection program loan		105,000	-
Total current liabilities		549,561	391,085
Lease liabilities		692,861	229,103
Paycheck protection program loan		137,100	-
Deferred income taxes		46,000	18,000
Total liabilities		1,425,522	638,188
Stockholders' equity:			
Common stock, $1 par value; 50,000 shares authorized, 3,779 shares issued and outstanding, respectively		3,779	3,779
Additional paid-in capital		39,940	-
Retained earnings		714,589	597,336
Total stockholders' equity		758,308	601,115
Total liabilities and stockholders' equity	$	2,183,830	1,239,303

The accompanying notes are an integral part of these financial statements.